Exhibit 99.1

Vinci Partners

Press Release

APRIL 09 2021

VINCI PARTNERS INFRASTRUCTURE LISTED FUND (VIGT) ANNOUNCES FULL DEPLOYMENT OF PREVIOUS CAPITAL RAISE

Rio de Janeiro, April 9, 2021 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) ("Vinci Partners, the “Company," "we," "us," or "our"), the controlling company of a leading alternative investment platform in Brazil, announced today that Vinci Energia FIP-IE, or VIGT, Vinci Partners’ infrastructure core plus listed vehicle, managed by Vinci Partners’ Infrastructure team, committed to its final acquisition from the proceeds of the capital raise in January 2021

VIGT is a listed fund, and a quasi-perpetual vehicle, focused on acquiring yield-generating power transmission assets in Brazil. The fund concluded its second issue of quotas in January 2021, raising R$ 404 million, and reaching a market capitalization of approximately R$ 750 million as of March 31, 2021.

Since the offering’s closing, the team has announced two relevant transactions for the fund’s portfolio, concluding the capital allocation for this offering in approximately three months: the acquisition of a wind energy portfolio, composed of three assets (“Mangue Seco 1, 3 and 4”), which has already closed, and a binding strategic partnership with Sterlite Brasil, a power transmission company, to acquire part of their portfolio of power transmission assets.

José Guilherme Souza, partner and Head of Infrastructure for Vinci Partners, said, “Our team is very pleased with the turnout from our previous capital raise for VIGT. After a successful follow-on offering in January 2021, we were able to finalize, in a short period of time, the allocation of the capital raise proceeds. The fund invested in high-quality assets, aligned with the fund’s strategy of building a diversified portfolio of yield-generating power transmission mature assets for our investors. The partnership with Sterlite Brasil also included additional three assets for our pipeline of acquisitions, which can be eventually added to the fund with a follow-on offering for VIGT.”

About Vinci Partners Infrastructure

Our infrastructure core plus strategy has exposure to real assets related to physical infrastructure, through investments in equity and debt instruments across several sectors, including but not limited to power generation and transmission, transportation and logistics and water & sewage. The infrastructure team seeks control or control-oriented positions and employs active hands-on management of assets and operations. We primarily review brownfield and consolidation opportunities, targeting fragmented industries within sub-strategies.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-

Vinci Partners

Press Release

APRIL 09 2021

making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240